Pricing Supplement Dated September 25, 2003                Rule 424(b)(3)
(To Prospectus Dated December 6, 2002)                     File No. 333-101108

                      GENERAL MOTORS ACCEPTANCE CORPORATION
                           SmartNotes - Floating Rate
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Agent:                       ABN Amro Financial Services, as Purchasing Agent
Principal Amount:            $5,351,000.00
Agent's Discount
  or Commission:             $   64,212.00
Net Proceeds to Company:     $5,286,788.00
Initial Interest Rate:       TBD
Issue Date:                  09/30/2003
Maturity Date:               09/15/2010
Issue Price:                 100%
CUSIP:                       3704A0AV4
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Calculation Agent:  GMAC
Interest Calculation:
      /X/  Regular Floating Rate Note
      Interest Rate Basis: / / CD Rate             / / Commercial Paper Rate
                           / / Prime Rate          / / Federal Funds Rate
                           / / LIBOR (see below)   / / Other
                           /X/ Treasury Rate - The bond equivalent
                               yield of the rate for the most recent
                               auction of US T-Bills having a maturity of 3 months as displayed on Telerate Page 56.
                               (see below)

      If LIBOR, Designated LIBOR Page / / Reuters Page: / / or
        / / Telerate Page: 3750

Interest Reset Dates:   Each March 15, June 15, September 15 and December 15,
                        provided however, the first Interest Reset Date will be September 30, 2003.

Interest Payment Dates: Each March 15, June 15, September 15 and December 15,
                        commencing December 15, 2003.

Index Maturity:         3 Months
Spread (+/-):           +2.00%

Day Count Convention:
      / / Actual/360 for the period from / / to / /
      /X/ Actual/Actual for the period from 09/30/03 to 09/15/10
      / / 30/360 for the period from / / to / /

Redemption:
      /X/ The Notes cannot be redeemed prior to the Stated Maturity Date. / / The Notes may be redeemed prior to Stated Maturity Date.
      / / Initial Redemption Date:
          Initial Redemption Percentage: ___%
          Annual Redemption Percentage Reduction: ___% until Redemption Percentage is 100% of the Principal Amount.

Repayment:
      / / The Notes cannot be repaid prior to the Maturity Date.
      /X/ The Notes can be repaid prior to the Maturity Date at the option of the holder of the Notes. (See "Repayment Upon Death" In Prospectus) / / Optional Repayment Date(s):
          Repayment Price:    %

Currency:
      Specified Currency: U.S. (If other than U.S. dollars, see attached) Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  / / Yes     /X/ No
      Total Amount of OID:            Yield to Maturity:
      Initial Accrual Period:

Form:  /X/  Book-Entry              / /  Certificated

Other: /X/  Principal               / /  Agent
If as principal:
         / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
         /X/ The Notes are being offered at a fixed initial public offering price of 100% of principal amount.
If as agent:
         The Notes are being offered at a fixed initial public offering price of XX% of principal amount.

Floating Rate Notes

Risk Factors

         Your investment in the notes involves certain risks, not all of which are described in this Pricing Supplement. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks (and discussion of risk contained in the prospectus) before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are unsophisticated with respect to their significant components and/or financial matters.

Structure of Notes Indexed to Interest Rates

         Because the Notes are indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive a lower rate of interest. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, values of certain interest rates have been volatile, and volatility in those and other interest rates may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.


Interest Rates

         This Floating Rate Note bears interest at a rate determined by an interest rate base (the "Base Rate"), which is adjusted by a Spread (as defined below).

         The "Spread" is the number of basis points (one basis point equals one hundredth of a percentage point) to be added to or subtracted from the Base Rate applicable to the interest rate for the Floating Rate Note.

         The "Index Maturity" for any Floating Rate Note is the period to maturity of the instrument or obligation from which the Base Rate is calculated, and is as specified above.

         The "Base Rate" for this Floating Rate Note is the Treasury Rate (a "Treasury Rate Note").


Interest Reset Dates

         The interest rate in effect from the Issue Date to the first Interest Reset Date will be the Initial Interest Rate (as defined below).

         If any Interest Reset Date for any Floating Rate Note is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day. The interest rate or the formula for establishing the interest rate effective for a Floating Rate Note from the Issue Date to the first Interest Reset Date (the "Initial Interest Rate") is specified above.

Interest Payment Dates

         We will pay interest on this Floating Rate Note on the Interest Payment Dates specified above and at maturity.

         If an Interest Payment Date with respect to this Floating Rate Note falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day. Any payment of principal and interest required to be made on this Floating Rate Note at Maturity that is not a Business Day will be made on the next succeeding Business Day and interest will accrue as a result of any delayed payment.

Accrued Interest

         We will pay interest on each Interest Payment Date or at Maturity for this Floating Rate Note equal to the interest accrued from and including the Issue Date or from and including the last Interest Payment Date to which interest has been paid to, but excluding, the Interest Payment Date or date of Maturity (an "Interest Period").

         With respect to this Floating Rate Note, accrued interest will be calculated by multiplying the principal amount of this Floating Rate Note by an accrued interest factor. The accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Period for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable on such day by the actual number of days in the year. Except as set forth above, the interest rate in effect on each day will be:

o if the day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding this Interest Reset Date, or
o if the day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the Interest Reset Date (or if none, the Initial Interest Rate).

Rounding

         All interest rates on this Floating Rate Note will be expressed as a percentage rounded, if necessary, to the nearest one hundred-thousandth of a percent (.0000001), with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or
..0987655)). All U.S. dollars amounts related to interest on this Floating Rate Note will be rounded to the nearest cent (with one-half cent being rounded upwards).

Interest Determination Date

         The Interest Determination Date pertaining to an Interest Reset Date for a Treasury Rate Note will be the day of the week in which the Interest Reset Date falls on which direct obligations of the United States ("Treasury Bills") of the applicable Index Maturity (as specified on the face of such Treasury Rate
Note) are auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is held on the preceding Friday, that Friday will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next succeeding week. If an auction falls on a day that is an Interest Reset Date, the Interest Reset Date will be the next following Business Day.

         Upon your request, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to this Floating Rate Note. We will notify the Trustee of each determination of the interest rate applicable to this Floating Rate Note.


Interest Rate on Treasury Rate Notes

         The interest rate in effect with respect to a Floating Rate Note from the Issue Date to the first Interest Reset Date will be the Initial Interest Rate which is specified above. The interest rate for each subsequent Interest Reset Date will be determined by the Calculation Agent as follows:

         Treasury Rate Notes will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread.

         Unless otherwise specified above, the "Treasury Rate" means, with respect to any Interest Determination Date, the rate for the auction held on the Interest Determination Date of direct obligations of the United States ("Treasury Bills") having the Index Maturity designated above, under the heading "Investment Rate" on the display on Bridge Telerate, Inc. (or any successor service) on Page 56 (or any replacement page) ("Telerate Page 56") or page 57 (or any replacement page) ("Telerate Page 57"). If the rate is not published by 3:00 p.m., New York City time on the Calculation Date pertaining to the Interest Determination Date, the rate will be the Bond Equivalent Yield (as defined below) of the rate for Treasury Bills as published in H.15 Daily Update, or another recognized electronic source displaying the rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High". If the rate is not published in H.15 Daily Update or another electronic source by 3:00 p.m., New York City time, on the related Calculation Date, the rate will be the Bond Equivalent Yield of the auction rate of the Treasury Bills as announced by the United States Department of the Treasury.

         In the event that the results of the auction of Treasury Bills having the applicable Index Maturity designated above are not announced by 3:00 p.m., New York City time, on the Calculation Date or if no auction is held on the Interest Determination Date, then the Treasury Rate will be the Bond Equivalent Yield of the rate on the Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified above as published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary Market". If the rate is not yet published in H.15(519)by 3:00 p.m., New York City time, on the related Calculation Date, the rate will be the rate on the Treasury Rate Interest Determination Date of the Treasury Bills as published in H.15 Daily Update, or another recognized electronics source displaying the rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market." If the rate is not yet published in H.15(519) H.15 Daily Update or another recognized electronic source, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity designated above. If the dealers selected by the Calculation Agent are not quoting bid rates, the interest rate for the applicable period will be the interest rate in effect on such Interest Determination Date.

         "Bond Equivalent Yield" means a yield (expressed as a percentage) calculated using the following formula:

                  Bond Equivalent Yield  =              D x N      x 100
                                                  -----------------
                                                   360 - (D x M)

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.